Filed by: Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Diamond Walnut Growers, Inc.
Filing: Registration Statement on Form S-4
Registration No. 333-123574
Date: June 28, 2005

     A copy of a slide presentation to be used at regional informational meetings with members of Diamond Walnut Growers, Inc. from June 28 to June 30, 2005, is being filed as Appendix A to this filing. Appendix A is incorporated herein by reference.

Appendix A

Diamond Grower Meeting June 2005

On June 14, 2005, Diamond Foods, Inc. filed an amended registration statement with the SEC containing a definitive disclosure statement/prospectus regarding the conversion. We urge you to read this definitive disclosure statement/prospectus and any other relevant materials filed by Diamond Foods, Inc. or Diamond Walnut Growers, Inc. with the SEC because they contain, or will contain, important information about the conversion. These documents are available for free at the SEC web site (www.sec.gov) or by contacting Diamond Walnut Growers, Inc.

Your Board Unanimously Recommends Approval of This Proposal

Jack Gilbert	*Wheatland*	Ashley, Blackmer, Franquette, Hartley, Vina, Serr, Chico, Tehama, Chandler
Bill Waggershauser	*Chico*	Ashley, Franquette, Hartley, Vina, Serr, Tehama, Pedro, Amigo, Chandler
Carl Cilker	*San Jose*	Tulare, Chandler, Howard, Cisco, Franquette
Jeff Colombini	*Linden*	Vina, Serr, Howard, Sunland, Chandler
Bob Driver	*Modesto*	Hartley, Serr, Chandler, Sunland, Tulare, Howard
Gary Hester	*Visalia*	Franquette, Hartley, Serr, Chandler, Ashley, Payne, Tulare, Sunland, Nugget
Bob Lea	*Woodland*	Vina, Tehama, Chandler
Jerry Moore	*Visalia*	Tulare, Serr, Chandler, Franquette
Earl Perez	*Crows Landing*	Payne, Serr, Chandler, Howard, Tulare, Vina, Chico, Hartley
Michael Petz	*Tracy*	Serr, Chandler, Payne
Joe Silviera	*Turlock*	Midland, Ashley, Payne, Vina, Amigo, Tehama, Pedro, Chandler, Howard, Vina, Chico, Hartley
David Skinner	*Chico*	Cisco, Franquette, Howard, Chandler
Bill Tos	*Hanford*	Tulare, Franquette, Hartley, Vina, Serr, Chandler

This Proposed Conversion will Allow Diamond to: Deliver value to owners Stock Cash Finance the Company

It is Important to Cast Your Vote Today

We Will Market and Sell Shares of Diamond Foods To: Individuals Institutional Investors Mutual Funds Pension Funds

Investment Banker Underwriters Merrill Lynch & Co. - Lead underwriter/Sole Bookrunner Piper Jaffray - Co-Manager Harris Nesbitt - Co-Manager

Initial Public Offering Process Timeline Marketing Plan Pricing the IPO Role of the Shareholder

Diamond Grower Packet Instruction Letter Read the documents Mark your ballot and turn in today. If you did not bring your ballot, extra ballots are available at this meeting.

Diamond Grower Packet ? Total patronage ? Number of whole shares ? Name and Taxpayer Identification ? Two best years Property Interest Report

Diamond Grower Packet Proxy Card Mark your ballot Sign, date and turn in your ballot Extra ballots are available Form W-9 Social Security or Employer ID Sign and date

Diamond Grower Packet Election Card If you wish to sell shares, specify the number of shares to be converted to cash Print name List member account number Remember to sign and date

Diamond Grower Packet "White" Envelope Submit ballot in this envelope

Diamond Grower Packet Walnut Purchase Agreement Complete name and address lines Date agreement Select term of agreement Sign agreement Complete Orchard Description Table

Diamond Grower Packet Walnut Purchase Agreement Return in Blue Envelope Return by August 1, 2005

Diamond Grower Packet Prospectus Very important document Read carefully See your financial advisor

Diamond Grower Meeting June 2005